RECEIVED

2009 JAN 13 A 8:37

Mark Wilson
The Bank of New York Mellon
Depositary Receipts
1 Canada Square
London
E14 5AL

09045106

SUPPL

9 January 2009

Dear Mark

Aggreko plc Objection to Issuance of Unsponsored American Depository Receipts

~~I refer~~ to our correspondence in November and understand that Bank of New York Mellon may be considering sponsoring a Level 1 American Depository Receipt ("ADR") program with respect to the stock of Aggreko plc. Please understand that we object to the establishment of any such program, that we do not agree to sponsor or be involved in the creation or maintenance of any such program, and that we do not wish our securities to trade in the United States. Moreover, we do not assume any responsibility to comply with any requirements for exemption from registration of any unsponsored ADRs under Rule 12g3-2(b).

We therefore respectfully request that you cease efforts to establish an ADR program involving our securities. Please contact me with any questions about this communication.

Yours sincerely

Peter Kennerley

Peter Kennerley
Director of Legal Affairs and Company Secretary

PROCESSED
JAN 16 2009
THOMSON REUTERS

cc: Office of International Corporation Finance, U.S. Securities and Exchange Commission

END

Aggreko plc
8th Floor, Aurora
120 Bothwell Street
Glasgow G2 7JS
Scotland UK
Tel +44(0)141 225 5900
Fax +44(0)141 225 5949